Mail Stop 3561

      	November 10, 2005


William V. Carey, Chief Executive Officer
Central European Distribution Corporation
Two Bala Plaza, Suite 300
Bala Cynwyd, Pennsylvania  19004

      Re:	Central European Distribution Corporation
      Registration Statement on Form S-3
      Filed October 17, 2005
      File No. 333-129073
      Annual Report on Form 10-K for the Year Ended December 31,
2004
      File No. 0-24341
      Quarterly Reports on Forms 10-Q for the Quarters Ended
      March 31, 2005 and June 30, 2005
      File No. 0-24341

Dear Mr. Carey:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General
1. In your Selling Stockholders section, you state that the
3,360,000
shares offered in this registration statement were acquired by your selling stockholders from you in a private placement completed on October 3, 2005. Your Form 8-K filed on August 5, 2005 states that there are certain conditions to be satisfied or waived by November 30, 2005 before the offering is closed. Further, Section 6.1 of the
Purchase Agreement, filed as Exhibit 10.1 to that same Form 8-K, states that your investors have the right to decide whether the conditions of the offering are satisfied. Therefore, it is unclear whether the selling stockholders are irrevocably bound to purchase the shares of common stock underlying the agreement. Please provide us with your analysis as to whether this private placement was completed prior to filing this registration statement in a manner consistent with Rule 152 under the Securities Act.

About This Prospectus, page 1
Incorporation of Certain Information by Reference, page 1
Where You Can Fine More Information, page 1
Forward-Looking Statements, page 2
2. Please move the information on pages 1 and 2 out of the forepart of your registration statement.

Selling Stockholders, page 8
3. We note in the first paragraph on page 9 that you state the share numbers are based on information that the selling stockholders supplied to you. Please tell us the reason for this statement since you are responsible for all disclosure in the prospectus.
4. Please revise your Selling Stockholders table to identify the beneficial owners that have voting or investment control over the shares being offered by the selling security holders. See Interpretation 60 under Section I. Regulation S-K in the Division of
Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997) and Interpretation 4S under Regulation S-
K in the March 1999 Interim Supplement to Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (March 1999).

Plan of Distribution, page 10
5. Please tell us whether your selling stockholders are broker-dealers or affiliated with broker-dealers. If any of your selling stockholders are broker-dealers, please disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Selling Stockholders section to state that the selling stockholder is a broker-dealer, and to state that it is also an underwriter with respect to the shares that it is offering for resale.
6. Also, if any of your selling stockholders are affiliates of a broker-dealer, please disclose, if true, that:

* the seller purchased the shares in the ordinary course of business, and

* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling stockholder, then the prospectus must state that the selling stockholder is an underwriter.
7. The selling stockholders may not short prior to effectiveness of this registration statement and cover with shares received from this registration statement. Please provide clear disclosure regarding the ability of your selling stockholders to short, including during any pricing period, and the possible impact of this type of shorting.
Also, please discuss the distinction between prohibited and permitted shorting with respect to your selling stockholders.

Item 16. Exhibits
8. Please file the escrow agreement from the private placement of the
3,360,000 shares of common stock related to this offering, or tell us why it is not required to be filed under Item 601.

Exhibit 5.1
9. The legal opinion provided to you by counsel expresses its opinion only as to "the General Corporation Law of the State of Delaware." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.
10. Also, in the third-to-last paragraph of the opinion, counsel states that it assumes no obligation to revise or supplement the opinion should the Delaware General Corporation Law be changed by legislative action, judicial decision, or otherwise. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.
Form 10-K for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005

Exhibits 31.1 and 31.2
11. Please revise the certifications in your Form 10-K and the Forms
10-Q to include the language regarding your internal control over financial reporting in the first sentence of your paragraph 4, and to include the paragraph discussing the design of your internal controls over financial reporting as required by Item 601(b)(31)(b) of Regulation S-K.
Also, please otherwise ensure the certifications do not deviate from the language in Item 601(b)(31). For example, we note you cite the officer`s title in the introduction and refer to "fourth fiscal quarter," as opposed to your "most recent fiscal year."
Please note that the certifications relate to the entire Form 10-K and Forms 10-Q filings. Therefore, you must re-file your entire amended Form 10-K and Forms 10-Q again with the revised certifications. You may not file the revised certifications with only the Form 10-K and Forms 10-Q signature pages.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Frank R. Adams, Esq.
	Dewey Ballantine LLP
	Via Fax: (212) 259-6333

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William V. Carey, Chief Executive Officer
Central European Distribution Corporation
November 10, 2005
Page 1